Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Cartesian Growth Corporation II (the “Company”) on Form S-1 of our report dated November 8, 2021, except for Note 4, Note 5 and Note 7, as to which the date is December 23, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Cartesian Growth Corporation II as of October 20, 2021 and for the period from October 13, 2021 (inception) through October 20, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

West Palm Beach, FL

December 23, 2021